SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL, in compliance with paragraph 6, Article 12 of CVM  Instruction 358/2002, hereby informs that the Company received on the current date a notice from CFL Participações S.A., its indirect controlling shareholder, as follows:

“CFL PARTICIPAÇÕES S.A., a legal entity governed by private law, organized as a closely-held company, with corporate documents filed with the Registry of Commerce of the State of São Paulo under number 35-3.0035483-4, headquartered at Rua General Jardim, 808, 13º andar, CEP 01223-010, in the City and Judicial District of São Paulo, state of São Paulo, Corporate Taxpayers  ID (CNPJ)  60.078.045/0001-00 (hereinafter referred to as “CFL”), herein represented as provided for in its Bylaws, hereby communicates the following.

It is general knowledge that Mr. Eliezer Steinbruch, CFL’s founding shareholder, passed away in 2008 and, consequently, that the probate process on his estate began.  We hereby inform that said probate process has been concluded, and the estate was distributed among Mr. Steinbruch’s three (3) adult children and sole heirs. Consequently, CFL’s capital stock structure was changed.

Thus, all CFL shares which were held by Mr. Steinbruch have been distributed among his three (3) adult children:  Clarice Steinbruch (Individual Taxpayer ID (CPF) 032.473.948-69), Fabio Steinbruch (Individual Taxpayer ID (CPF) 052.581.918-50) and Léo Steinbruch (Individual Taxpayer ID (CPF) 110.885.048-09).

It is important to highlight that the successors were already shareholders and also managers at CFL prior to the passing of the founding shareholder, so the indirect control of Vicunha Siderurgia and Companhia Siderúrgica Nacional has not been affected by said succession. Prior to it, each successor held 1,000 common shares issued by CFL.

            Should you need further information, do not hesitate to contact us.”

São Paulo, March 12, 2012

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Executive Officer

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.